SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2000

                          Commission File Number 1-3939




              Kerr-McGee Corporation Employee Stock Ownership Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


     We have audited the accompanying statement of net assets available for benefits of the KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN (the Plan) as of December 31, 2000 and 1999 as restated (Note 1) and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in the net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, and the supplemental schedule of reportable transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                                     ARTHUR ANDERSEN LLP


Oklahoma City, Oklahoma,
    June 7, 2001






              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                December 31, 2000
                             (Thousands of dollars)

               ASSETS                                    Unallocated        Allocated          Total
               ------                                    -----------        ---------        --------

Common stock of Kerr-McGee Corporation                    $ 78,393           $83,386         $161,779
Short-term investments                                       1,117                 -            1,117
                                                          --------           -------         --------

         Total investments                                  79,510            83,386          162,896

Dividends receivable                                           531                 -              531
Interfund contributions receivable (payable)                  (624)              624                -
Interfund dividends receivable (payable)                      (559)              559                -
Other assets                                                    12                 -               12
                                                          --------           -------         --------

         Total assets                                       78,870            84,569          163,439
                                                          --------           -------         --------


             LIABILITIES

Notes payable                                              117,751                 -          117,751
Interest payable                                             1,698                 -            1,698
                                                          --------           -------         --------

         Total liabilities                                 119,449                 -          119,449
                                                          --------           -------         --------

Net assets available for benefits                         $(40,579)          $84,569         $ 43,990
                                                          ========           =======         ========


         The accompanying notes are an integral part of this statement.



              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                           December 31, 1999 (Note 1)
                             (Thousands of dollars)

               ASSETS                                    Unallocated        Allocated          Total
               ------                                    -----------        ---------        --------

Common stock of Kerr-McGee Corporation                    $ 85,590           $80,991         $166,581
Short-term investments                                         331             1,399            1,730
                                                          --------           -------         --------

         Total investments                                  85,921            82,390          168,311

Contributions receivable                                     3,155                 -            3,155
Dividends receivable                                           621               594            1,215
Due from (to) other fund                                    (3,155)            3,155                -
Other assets                                                     1                 6                7
                                                          --------           -------         --------

         Total assets                                       86,543            86,145          172,688
                                                          --------           -------         --------


             LIABILITIES

Notes payable                                              132,017                 -          132,017
Interest payable                                             2,179                 -            2,179
                                                          --------           -------         --------

         Total liabilities                                 134,196                 -          134,196
                                                          --------           -------         --------

Net assets available for benefits                         $(47,653)          $86,145         $ 38,492
                                                          ========           =======         ========


         The accompanying notes are an integral part of this statement.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                      For the Year Ended December 31, 2000
                             (Thousands of dollars)


                                                         Unallocated        Allocated          Total
                                                         -----------        ---------        --------

Company contributions                                     $ 17,870           $     -          $17,870
Dividend income                                              2,803             2,253            5,056
Interest income                                                 34                 -               34
Appreciation of common stock                                 2,154             6,808            8,962
                                                          --------           -------          -------

         Total additions                                    22,861             9,061           31,922
                                                          --------           -------          -------

Interest expense                                            10,814                 -           10,814
Distributions to participants                                    -             9,590            9,590
Transfers to (from) other fund                               4,973            (4,973)               -
Transfer to SIP                                                  -             6,020            6,020
                                                          --------           -------          -------

         Total deductions                                   15,787            10,637           26,424
                                                          --------           -------          -------

              Net increase (decrease)                        7,074            (1,576)           5,498



Net assets available for benefits -
     Beginning of year                                     (47,653)           86,145           38,492
                                                          --------           -------          -------


     End of year                                          $(40,579)          $84,569          $43,990
                                                          ========           =======          =======


         The accompanying notes are an integral part of this statement.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


(1)  PLAN DESCRIPTION

     The Kerr-McGee Corporation Employee Stock Ownership Plan (the Plan) was established in September 1989, as permitted by Internal Revenue Code
     Section 4975(e). The Plan, a leveraged employee stock ownership plan, invests only in the common stock of Kerr-McGee Corporation (the Company). The Plan covers all employees of the Company and its subsidiaries who make salary deferrals to the Kerr-McGee Savings Investment Plan (the SIP). Effective January 1, 1990, participant contributions to the SIP are matched by Company contributions to the Plan. These participant contributions are matched dollar-for-dollar by the Company, up to 6% of the participants' salaries as defined under the Plan. Although the Plan and the SIP are separate plans, matching contributions to the Plan are contingent upon participants' contributions to the SIP. Participants are not permitted to make contributions under the terms of the Plan.

     Effective January 1, 2000, all participants in the Plan have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the Plan into investment options available in the SIP. This option must be exercised by March 31 of each year. The amount diversified during 2000 is shown as Transfers to SIP on the Statement of Changes in Net Assets Available for Benefits. Participants who are at least age 55 with 10 years of participation in the plan may withdraw their 25% instead of diversifying within the SIP. They have this option for the first six years after meeting the eligibility requirements.

     Due to the merger of Kerr-McGee Corporation and Oryx Energy Company, the Oryx Capital Accumulation Plan (CAP plan) was merged into the Plan and the SIP during 1999. Net liabilities merged into the Plan totaled $36,604,000. Net assets merged into the SIP totaled $132,264,000. Future benefits of the CAP plan will be paid from the Plan and the SIP. Subsequent to the issuance of the 1999 financial statements, the Company discovered it had not properly recorded the common stock received in the transfer of assets from the Oryx CAP plan. Accordingly, the 1999 financial statements have been restated. The effect of this restatement decreases the previously reported appreciation of investments and net assets available for benefits at the end of 1999 by approximately $8,158,000.

     The Company may direct State Street Bank and Trust Company (the Trustee) to enter into acquisition loans for the purpose of acquiring Company stock for the benefit of participants. Pursuant to that authority, the Trustee and the Company entered into a Stock Purchase Agreement as of September 12, 1989. Under this agreement, the Plan purchased 2,680,965 shares of the Company's common stock at $46.625 per share on November 29, 1989, the market value on that date. To finance the purchase, the Plan incurred indebtedness to a group of institutional investors in the aggregate principal amount of $125,000,000 (see Note 4).

     Company stock acquired with the proceeds of the initial loan is held in a suspense account. The Company's matching contributions and dividends paid on the common stock held in the loan suspense account are used to repay the loan. Stock is released from the loan suspense account as the principal and interest are paid. The stock is then allocated to participants' accounts at market value as the company matches contributions made to the SIP by participants.

     Dividends paid on the common stock held in participants' accounts are also used to repay the loan. Stock with a market value equal to the amount of the dividend is allocated to the participants' accounts. If the value of shares of Company stock released from the loan suspense account is not sufficient to make the required matching and dividend allocations to participants' accounts, the Company will contribute additional shares of common stock or cash which may be used to purchase shares or to make additional payments on the loan. All stock released from the loan suspense account within the year must be allocated to participants' accounts by year end. If the number of shares released is more than the required matching and dividend allocation, the excess will be allocated to participants.

     Employees who are or become participants on or after January 1, 2000, are 100% vested in all company matching contributions. A participant will receive a distribution of his vested interest in his account only upon termination of employment, retirement, death or permanent disability. No other withdrawals are permitted, except for diversification after age 55.

     Distributions to participants are paid in a single sum consisting of shares of stock or cash, at the election of the participant. Distributions are recorded at the approximate market value as of the date of distribution. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

     The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 2000, the Company paid $91,000 of administrative and trust expenses on behalf of the Plan.

     The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     Investment Valuations and Income Recognition - The Plan's investments are stated at fair value, and the Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment  of  Benefits  -  Distributions   to  terminating  and  withdrawing
     participants are recorded when paid.

(3)  INVESTMENTS

     The Plan's investment in the Company's common stock at December 31, 2000 and 1999, was as follows:

     (Dollars in thousands)     Unallocated       Allocated          Total
                                -----------       ---------        ---------

     2000
     ----
     Number of Shares           1,171,135         1,245,727        2,416,862
     Cost                         $88,626           $58,621         $147,247
     Market                       $78,393           $83,386         $161,779

     1999
     ----
     Number of Shares           1,380,484         1,306,301        2,686,785
     Cost                        $103,107           $56,590         $159,697
     Market                      $ 85,590           $80,991         $166,581

 (4) NOTES PAYABLE

     On November 29, 1989, the Plan borrowed $125,000,000 from a group of institutional investors for the purpose of acquiring the Company's common stock. This borrowing consisted of Series A notes in the amount of $74,000,000 and Series B notes in the amount of $51,000,000. The Company has guaranteed the Plan's indebtedness. In June 1996, the Plan issued a $24,500,000 note, which bears interest at a fixed rate of 6.85%, to the Company (the Sponsor note) and used the funds to prepay a portion of the 9.47% fixed-rate Series A notes. The remaining balance of the Series A notes was paid on July 1, 1996, as scheduled. Scheduled principal payments on the Sponsor note began in January 1997 and continue through January 2003. A prepayment of $1,300,000 was made in December 1996. Principal payments on the 9.61% fixed-rate Series B notes began in July 1998 and continue through January 2005.

     On August 1, 1989, the Oryx CAP Plan borrowed $110 million by privately placing ESOP notes. As discussed in Note 1, the CAP plan was merged into the Plan and SIP during 1999. The borrowing consisted of Series A notes, Series B notes and Series C notes with interest rates ranging from 8.35% to 8.70%. Scheduled principal payments on the Series A notes continue through July 2006. Principal payments on the Series B notes begin in August 2005 and continue through July 2008. Principal payments on the Series C notes begin in August 2008 and continue through July 2011.

     Debt consisted of the following at year end:

     (Thousands of dollars)                2000             1999
                                        --------         --------

     Sponsor note                       $  3,640         $  3,650
     Series B notes                       32,750           42,750
     Oryx Series A notes                  31,327           35,584
     Oryx Series B notes                  19,318           19,318
     Oryx Series C notes                  30,716           30,715
                                        --------         --------

                                        $117,751         $132,017
                                        ========         ========


     Maturities of debt due after December 31, 2000, are $16,750,000 in 2001, $15,763,000 in 2002, $14,722,000 in 2003, $9,962,000 in 2004, $8,638,000 in
     2005 and $51,916,000 thereafter.

(5)  TAX STATUS

     The Plan is a qualified plan under provisions of Section 401(a) of the Internal Revenue Code (the Code) and is exempt from Federal income taxes under provisions of Section 501(a) of the Code. The Plan's latest determination letter is dated November 5, 1999.

     Company contributions and income earned thereon are not taxed until the receipt of a distribution pursuant to the terms of the Plan. Federal income taxes applicable to participants or their beneficiaries upon distribution are prescribed by the Code.

(6)  CONTRIBUTIONS

     The Company's 2000 contributions to the Plan totaled $17,870,000. In addition, the Company paid $5,056,000 in dividends on the Company's stock held in the Plan. Of the total contributions, $8,128,000 represented the Company's matching contributions for employees' savings in the SIP.




              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                   (Employer Identification Number 73-0311467)
                                (Plan Number 014)

                                DECEMBER 31, 2000
                             (Thousands of dollars)


                                                                               (c)
                                                                Description of investment including                     (e)
                                  (b)                           maturity date, rate of interest,          (d)         Current
  (a)*   Identity of issue, borrower, lessor or similar party   collateral, par or maturity value         Cost         Value
  ----   ----------------------------------------------------   -----------------------------------     --------     ---------


   *    Kerr-McGee Corporation                                  Common stock (2,416,862 shares)         $147,247     $161,779

   *    State Street Bank and Trust Company                     Short-term investment fund                 1,117        1,117



   *Party-in-interest





              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

            SCHEDULE H, LINE 4j- SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-0311467)
                                (Plan Number 014)

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Thousands of dollars)


                                                                                                                (h)
                                                                                        (f)                   Current
                                                                                      Expense                  value
                                                         (c)       (d)       (e)     incurred       (g)     of asset on      (i)
              (a)                       (b)           Purchase   Selling    Lease      with       Cost of   transaction   Net gain
  Identity of party involved   Description of asset     price     price    rental   transaction    asset       date        or loss
  --------------------------   --------------------   --------   -------   ------   -----------   -------   -----------   --------

  Kerr-McGee Corporation       Common Stock            $25,673         -      -          -        $25,673      $25,673           -


  Kerr-McGee Corporation       Common Stock                  -   $45,264      -          -        $41,944      $45,264      $3,320





                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              KERR-McGEE CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN





                                By (JOHN M. RAUH)
                     --------------------------------------
                                  John M. Rauh
                     Chairman of the Kerr-McGee Corporation
                               Benefits Committee




Date:  June 29, 2001